Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct

July 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Raymond A. Be, Attorney-Adviser

Mindy Rotter

Re:	KKR FS Income Trust Select

Registration Statement on Form N-2

File No. 811-23880

Dear Mr. Be and Ms. Rotter:

On behalf of KKR FS Income Trust Select (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated July 13, 2023 relating to the Company’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), that was filed with the Commission on June 7, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (referred to herein as the “Amended Registration Statement”). Unless otherwise indicated, all page references in the Company’s responses below are to page numbers in the Amended Registration Statement.

General

1.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment.

2.

Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including with respect to multi-class relief for K-FIT. Clarify whether the Company will commence with its private placement prior to K-FIT receiving its relief to issue Class I shares, and if so, what will happen to invested funds pending receipt of relief.

July 28, 2023 Page 2

Response: The Company does not currently intend to submit any requests for no-action or exemptive relief in connection with its operations, and no requests for no-action relief or applications for exemptive relief relating to the Company are currently pending. In addition, the Company does not intend to rely on any existing order for exemptive relief from the SEC granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act to permit affiliates of the Company to issue multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

The Company’s planned private placement is not contingent on any relief that may be issued to K-FIT, and the Company expects to purchase K-FIT Class I Shares as soon as the Company commences its private placement.

3.	Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Company respectfully advises the Staff that the Company has not engaged in any “test the waters” activities, as it is not conducting, nor does it anticipate conducting, a public offering of the Company Shares under the Securities Act of 1933, as amended (the “Securities Act”); there is no need for the Company to gauge interest in a public offering by using the “test the waters” process. The Company is offering the Company Shares in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of, and/or Regulation D under the Securities Act (the “Company Private Offering”). In connection with the Company Private Offering, the Company is limiting investments in Company Shares to only individuals or entities meeting the definition of an “accredited investor” in Regulation D under the Securities Act.

4.

Throughout the document, the Company uses terms such as “we,” “us,” and “our” to refer to a third party (K-FIT) rather using those terms in their more common context to refer to itself, which makes the use of these terms very confusing. Notwithstanding the Company’s intent to solely invest in K-FIT, please revise the document throughout so it is clear to whom such terms refer.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment.

5.

The disclosure indicates that the Company intends to only offer securities privately while simultaneously investing solely in an affiliated privately-offered BDC. Supplementally explain what the business purpose of this structure is.

Response: The business purpose of the Company is to pursue its investment objective of generating current income and, to a lesser extent, long-term capital appreciation, by investing substantially all of its assets in K-FIT, an affiliated privately-offered BDC. The master-feeder structure will allow the use of a feeder fund to access different distribution channels with different cost structures while still maintaining a common single underlying portfolio. The Company intends to invest in K-FIT in accordance with the requirements of Section 12(d)(1)(E) of the 1940 Act.

We note that this use of a master-feeder structure is well established, and the Commission’s Division of Investment Management has acknowledged the existence of such a structure and has spoken to its many advantages. In Protecting Investors: A Half Century of Investment Company Regulation, SEC Div. Inv. Mgmt. (May 1992) (the “Protecting Investors Report”), the Staff stated that:

July 28, 2023 Page 3

A recent related development is the “hub and spoke” fund structure, under which funds with different costs share a single investment portfolio. It is similar to a multiclass structure, but uses separate funds instead of classes. Typically, the spoke funds invest solely in the hub fund, which holds the investment portfolio and bears advisory fees.

More than 30 years ago, in a report authored by the Division of Investment Management, the Division noted the potential advantages of the hub and spoke or master-feeder structure, stating that

[s]poke funds can be sold through various distribution channels to different targeted markets such as retail investors, brokerage sweep accounts, foreign investors, or bank trust funds. Distribution costs are paid through front-end sales loads, deferred sales charges, rule 12b-1 fees, or a combination of these charges, depending upon the method chosen by the spoke fund’s promoters.

Similarly, administrative and service fees can vary from spoke to spoke depending upon the level of services sought by the fund’s investors.

Although traditional “stand alone” funds can also be marketed to a targeted group of investors with different sales charge and fee structures, they may not attract enough investment dollars for efficient operation. By enabling a spoke fund to pool its assets with other spoke funds, however, the hub-and-spoke structure may offer certain advantages over more traditional investment companies:

•	Participating spoke funds may achieve economies of scale by sharing among a greater number of investment dollars fixed expenses of portfolio management and fund administration.

•	Participating funds may participate in securities transactions involving larger denominations than would be available to individual investment companies.[1]

The Company agrees with the Staff’s longstanding views on this structure and its many advantages. In addition, the Staff has issued a number of no-action letters regarding such a master-feeder structure, including a number of no-action letters recommending no enforcement action under Section 12(d)(1) of the 1940 Act in structures in which a feeder fund acquires the securities of a master fund in excess of the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act in compliance with the conditions of Section 12(d)(1)(E) of the 1940 Act, in many instances for the same purpose of accessing different distribution channels.2 Finally, the Staff has also declared effective many closed-end funds’ registration statements employing the same master-feeder structure to access different distribution channels.

6.

Please discuss whether, and to what extent, the Company’s investible assets in K-FIT will result in K-FIT making new ABF Investments. Will any of the Company’s assets be used to facilitate or support K-FIT’s share repurchase program or the transferring of existing K-FIT shareholders? If so, please explain in correspondence the nature of any arrangements, and revise disclosure accordingly.

[1]

Letter to Congressman John D. Dingell from Richard C. Breeden, Chairman, SEC (April 15, 1992) (providing report on hub-and-spoke funds prepared by the Division of Investment Management) (the “Dingell Letter”).

[2]

See, e.g., Dechert LLP, SEC No-Action Letter (pub. avail. March 8, 2017); PIMCO Funds, SEC No-Action Letter (pub. avail. July 9, 2002); Signature Financial Group, Inc., SEC No-Action Letter (pub. avail. Dec. 28, 1999); Neuberger & Berman Income Funds, SEC No-Action Letter (pub. avail. Feb. 27, 1998); The Eaton Vance Group of Investment Companies, SEC No-Action Letter (pub. avail. July 25, 1997); Principle Preservation Portfolios, Inc., SEC No-Action Letter (pub. avail. Dec. 6, 1995); and Carter Group, Inc., SEC No-Action Letter (pub. avail. Sept. 12, 1971).

July 28, 2023 Page 4

Response: The Company respectfully advises the Staff that there are no arrangements to transfer existing K-FIT shareholders. As disclosed in the Registration Statement, the Company will invest all of its investable assets (except for de minimis investments in cash for cash management purposes), which will consist of the proceeds from the Company Private Offering, in K-FIT Class I Shares in connection with K-FIT’s private offering, which is being conducted pursuant to the exemption from registration under Section 4(a)(2) of, and/or Regulation D under, the Securities Act (the “K-FIT Private Offering”). K-FIT intends to use the proceeds from the K-FIT Private Offering, including the proceeds received from the Company, to (1) make investments in accordance with K-FIT’s investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements K-FIT may enter into, (3) fund repurchases under K-FIT’s share repurchase program, and (4) for general corporate purposes, including paying operating expenses and other various fees and expenses such as base management fees and incentive fees. The Company respectfully refers the Staff to page 42 of the Registration Statement in this regard.

As disclosed in the Registration Statement, K-FIT expects to invest up to 30% of its total assets in ABF Investments, subject to compliance with Section 55(a) of the 1940 Act. The Company notes that it currently includes risk factor disclosure regarding asset-based finance opportunities on page 62 of the Registration Statement. In addition, the Company notes that it discloses the potential for proceeds from the K-FIT Private Offering (and thus from the Company Private Offering) to be used to fund repurchases under K-FIT’s share repurchase program in multiple locations throughout the Registration Statement.

Prospectus

Unlisted Closed-End Fund Risks (cover page)

7.

Please include a risk bullet with the following disclosure: “An investor will pay a sales load of up to [__]% and offering expenses of up to [__]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.”

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see the page of the Amended Registration Statement that immediately precedes the table of contents therein.

Hard Asset (page 8)

8.

The term “Great Financial Crisis” has not been defined. Please define terms when first used. Also, rather than using defined terms, consider using terms of common usage, such as the financial crisis of 2008 when possible.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 8 of the Amended Registration Statement for reference.

Management and Incentive Fees (page 16)

9.	Clarify briefly here, as disclosed elsewhere, that the Company will not pay a separate advisory fee to the Advisor above the fee structure at the K-FIT level.

July 28, 2023 Page 5

Response: The Company respectfully refers the Staff to the following existing disclosure on page 16 of the Registration Statement, which the Company believes is responsive to the Staff’s comment: “In light of this, the Company does not incur a separate management fee or incentive fee under the Company Advisory Agreement, but the Company and its Shareholders are indirectly subject to K-FIT’s Base Management Fee and Incentive Fee.”

Valuations (page 31)

10.

The disclosure indicates that the Company’s NAV will be “based on the value of its interest in K-FIT.” Consider clarifying, if true, that the Company’s NAV will be the value of its assets (which will include its interest in K-FIT and other assets) less its liabilities.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 31 of the Amended Registration Statement for reference.

Risk Factors (page 53)

11.

It appears that the Company’s primary purpose is to purchase securities of K-FIT and sell its own securities. Please supplementally provide us with your analysis of the Company’s status as an underwriter under Rule 140 of the Securities Act. To the extent the Company might be considered an underwriter, consider discussing any legal implications and risks related to such status.

Response: The Company acknowledges that, if the offering of the Company Shares was a registered offering under the Securities Act, an argument could be made under Securities Act Rule 140 (“Rule 140”) that that Company would be an underwriter of the K-FIT Class I Shares; however, as noted in the Company’s response to Comment #2 above, the Company Private Offering is being conducted in reliance on exemptions from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof, and/or Regulation D promulgated thereunder.

The Company understands that with respect to funds relying on Section 12(d)(1)(E) of the 1940 Act (i.e., so-called master-feeder funds), like the Company, there have been circumstances where the Staff has requested the master fund sign the feeder fund’s registration statement based on the Commission’s view that the master fund is a co-issuer of the feeder fund’s securities under Rule 140. The Company respectfully submits that the policy considerations of Rule 140 are not present here. The rationale for the adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the feeder issuer’s registered sale of its own securities. The Company respectfully notes that this requirement is premised on the assumption that the securities offering of the master fund would not be registered under the Securities Act, while the feeder fund’s securities offering would be registered under the Securities Act. Specifically, in the Dingell Letter, the Commission detailed that because a master fund generally did not register its shares under the Securities Act for certain reasons (e.g., tax issues), the Commission alternatively viewed a master fund as a co-issuer of the feeder fund’s securities, requiring the master fund to then sign the registration statement of the feeder fund under the Securities Act. Here, unlike the scenario contemplated in the Dingell Letter, neither the master fund (i.e., K-FIT) nor the feeder fund (i.e., the Company) intends to conduct a public offering requiring registration under the Securities Act.

July 28, 2023 Page 6

The Company respectfully submits that the Staff’s above comment is referencing a requirement that is inapplicable outside of the public offering context. The Staff’s reason for the master fund to sign the registration statement of the feeder fund is to avoid the circumvention of the registration process by the master fund because its shares are not publicly registered. In this case, there is no such concern because, unlike a feeder fund in a typical master-feeder structure, the Company is not registering its offering of Company Shares under the Securities Act and is instead conducting the Company Private Offering in reliance on exemptions from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof, and/or Regulation D promulgated thereunder. In this regard, the Company notes that Form N-2 requires only the signature of the principal executive officer of the company seeking to register under the 1940 Act unless registration of such company’s offering of shares is also sought. Stated another way, the Company’s Form N-2, filed only pursuant to Section 8 of the 1940 Act and not under Section 5 of the Securities Act, evidences only the commitment of the Company to operate its business in accordance with the requirements of the 1940 Act.

K-FIT Discretionary Share Repurchase Program (page 124)

12.

We note that the Company intends to conduct tender offers simultaneously with K-FIT, and then pro rate its own offers depending on the participation rate in the K-FIT offers. Please advise how this can be accomplished consistent with Rule 14e-1(b) and/or revise the disclosure accordingly.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to clarify that the Company’s ability to repurchase Company Shares depends entirely on K-FIT’s corresponding offer to repurchase outstanding K-FIT Class I Shares and will be structured so as to repurchase Company Shares from the Company’s shareholders as if they were shareholders of K-FIT and subject to the terms of the repurchase at the K-FIT level. As a result, the total number of Company Shares sought in the Company’s offers to repurchase Company Shares will be subject to a range, where the maximum and minimum amounts of securities sought in the tender offers will be disclosed based on (1) the amount of K-FIT’s corresponding tender offer for K-FIT Class I Shares and (2) the percentage of K-FIT Class I Shares held by the Company (the “Range Determinants”). Please see pages 125-127 of the Amended Registration Statement for reference.

Rule 14e-1(b) under the Exchange Act provides that, in the event of an increase in the percentage of the class of securities being sought by more than 2.0%, the offer must be extended by at least 10 business days from the date the notice of the increase is given. The Company does not believe that this rule will require that the Company’s tender offers be extended after the purchase price and the exact number of shares to be purchased has been determined in accordance with the disclosure to be included in the relevant tender offer materials.

Item 1004(a)(1)(i) of Regulation M-A states that the total number and class of securities sought in the tender offer is a material term of the transaction and must be included in the tender offer materials. The Company notes that the current Schedule TO requirement does not require an “exact” amount of securities sought. For example, the total number of securities in a modified Dutch auction tender offer may be disclosed in terms of the maximum number that can be purchased subject to the number of shares tendered and the price at which those shares are tendered. Similar to the modified Dutch auction tender offers that have been found by the Commission’s staff to be consistent with the tender offer rules, the Company will not have discretion to choose an exact number of Company Shares to be repurchased after the commencement of a tender offer. Rather, the Company will disclose in the offer materials for each tender offer a range of the total dollar amount or number of Company Shares for repurchase based on the Range Determinants, which will necessarily imply a maximum and minimum amount of the repurchase if the Company’s offer is fully subscribed. This approach is consistent with the tender offer practices of other feeder funds in the market

July 28, 2023 Page 7

that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.3 The exact amount of Company Shares to be purchased within the range set by the Range Determinants, and the resulting aggregate consideration to be paid by the Company to the tendering Company shareholders, will ultimately be a function of the per share price (which will be the same for all tendering Company shareholders and will be equal to the NAV per Company Share as of the last calendar day of the applicable quarter) and the number of Company Shares tendered, and thus will be outside of the Company’s control following commencement.

The Company believes that its shareholders and investors are adequately protected if the Company proceeds with a tender offer without amending the relevant Schedule TO in order to further clarify the exact amount of Company Shares that are being sought in such offer once the calculation has been made. Given the disclosures regarding the Range Determinants that will be contained in the relevant tender offer materials, the Company believes its shareholders will have all the information they need in order to make an informed decision with respect to the relevant tender offer. While an exact amount of Company Shares the Company will purchase in a particular tender offer will not be determinable upon commencement and thus will not be stated explicitly in the tender offer materials, a Company shareholder will know the maximum amount of shares the Company would be obligated to buy, and the ultimate number of Company Shares to be repurchased by the Company and aggregate consideration to be paid will be determined in accordance with the terms of the relevant tender offer based on the Range Determinants, the number of Company Shares tendered, and the purchase price. The Company’s shareholder will not be placed at a disadvantage for not knowing the exact amount of Company Shares sought upon commencement of a tender offer, as the Company will remain subject to a readily identifiable purchase commitment in any such tender offer, regardless of whether the tender offer is oversubscribed or undersubscribed.

13.

The disclosure states “In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis with priority for repurchase requests in the case of the death or disability of a shareholder.” Please advise how you determined that giving this proration priority would be consistent with Rule 13e-4(f)(3).

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to remove the reference to the priority for repurchase requests in the case of the death or disability of a shareholder.

14.

The disclosure states that “Repurchases of shares from shareholders by K-FIT will be paid in cash pursuant to a promissory note after the determination of the relevant NAV per share is finalized.” Please supplementally provide your analysis, including citing relevant Commission guidance, that payment of tender offer proceeds pursuant to a promissory note satisfies the prompt payment requirement of the tender offer rules or delete the reference to payment pursuant to a promissory note. Also clarify that the Company will promptly pay repurchase offer proceeds within 5 business days.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to remove reference to a promissory note.

[3]	See, e.g., Schedule TO filing by Ironwood Multi-Strategy Fund LLC on February 24, 2023; SEC Accession No. 0001140361-23-008470.

July 28, 2023 Page 8

In addition, the Company has revised the disclosure in the Amended Registration Statement to clarify that the Company intends to pay repurchase offer proceeds within 65 days of the expiration of the applicable tender offer expiration date. In this regard, the Company refers to the Staff’s previous guidance throughout the registered closed-end fund industry regarding “prompt payment” under Rule 13e-4 under the Exchange Act, which guidance states that the Staff would not object when payment is made by such closed-end funds as much as 65 days after the expiration of the relevant tender offer. Likewise, the Company understands that the Staff has recently reiterated similar guidance in comment letters to multiple BDCs. The Staff’s rationale for providing the 65-day guidance in each such case has been based on the fact that the relevant issuers have limited sales of their equity securities to investors that, at a minimum, satisfy the accredited investor standard set forth in Regulation D under the Securities Act. Because the Company is contemplating sales of Company Shares only to investors who meet the accredited investor standard set forth in Regulation D under the Securities Act, the Company understands that that the Staff’s 65-day guidance regarding “prompt payment” under Exchange Act Rule 13e-4 is applicable to the Company and would be considered to be prompt payment under the tender offer rules.

Number of Trustees; Vacancies; Removal; Term and Election; Certain Transactions (page 132)

15.	In your response letter, provide us with your analysis regarding the enforceability of the “Continuing Trustee” provision under applicable law.

Response: The Company believes that the “Continuing Trustee” provision in the Company’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) is permissible under both Delaware law and the 1940 Act and notes that the “Continuing Trustee” concept is and has been common for closed-end funds for many decades.

The Staff’s above comment relates to Section 10.3 of the Declaration of Trust, which generally provides that the affirmative vote or consent of at least 75% of the Company’s trustees and at least 75% of the Company’s shares of beneficial interest outstanding and entitled to vote thereon shall be necessary to authorize (i) the merger, conversion, consolidation, or share exchange of the Company into any other person or company or the sale of exchange of all or substantially all of the assets of the Company (each, a “Strategic Transaction”) or (ii) any shareholder proposal as to specific investment decisions made or to be made with respect to the assets of the Company or a series or class of the Company’s shares of beneficial interests. With respect to Strategic Transactions, the Declaration of Trust provides that no shareholder vote or consent will be required to approve any such action if a majority of the Company’s board of trustees and 75% of the “Continuing Trustees” approve the action, “so long as all other conditions and requirements . . . provided for in . . . applicable law have been satisfied” and “except to the extent such Shareholder vote or consent is required by the 1940 Act or other federal law” (emphasis added). The Declaration of Trust defines “Continuing Trustee” to mean any member of the Company’s board of trustees who either (a) has been a member of the board for a period of at least thirty-six months (or since May 25, 2023, if less than thirty-six months) or (b) was nominated to serve as a member of the board by a majority of the Continuing Trustees then members of the board.

Section 3806(a) of the Delaware Statutory Trust Act (the “DSTA”) provides that a Delaware statutory trust shall be managed by or under the direction of its trustees, “[e]xcept to the extent otherwise provided in the governing instrument.” Section 3806(b)(3) of the DSTA explains further that

[a statutory trust’s] governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation . . . [m]ay provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of 1 or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners[.]

July 28, 2023 Page 9

Section 3815(a) of the DSTA further provides that, for a statutory trust registered as an investment company under the 1940 Act, such as the Company, a merger or consolidation must be approved by all of the trustees and by the beneficial owners of more than 50% of the outstanding shares of beneficial interests “[u]nless otherwise provided in the governing instrument” (emphasis added).

The Continuing Trustee provisions in Section 10.3 of the Declaration of Trust, which remove the need for a shareholder vote if a certain percentage of the Company’s board and 75% of the Continuing Trustees approve the action, are consistent with the above-referenced provisions of the DSTA.

With respect to the 1940 Act, the U.S. Supreme Court has held that federal law does not displace state law unless state law permits an action prohibited by federal law or is inconsistent with the policy underlying a provision of federal law.4 However, the Company notes that the Continuing Trustee provisions in Section 10.3 of the Declaration of Trust still require a shareholder vote on Strategic Transactions to the extent required by the 1940 Act (if applicable). Therefore, the Company believes that there is no question as to whether the Continuing Trustee arrangement in Section 10.3 of the Declaration of Trust is permissible under the 1940 Act.

Exclusive Delaware Provisions (page 135)

16.	In the last sentence of this section, clarify what “Section 13.6 of the Declaration of Trust” refers to.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see page 196 of the Amended Registration Statement.

Part C: Other Information

Item 15. Financial Statements and Exhibits

17.	Please file the finalized exhibits once they are available.

Response: The Company acknowledges the Staff’s comment.

Accounting Comments

18.

Footnote 8 to the Summary of Fees and Expenses table notes “The Adviser has agreed to waive the Base Management Fee and the Subordinated Incentive Fee on Income during the Advisory Fee Waiver Period.” Earlier in the filing the Advisory Fee Waiver Period is disclosed as August 30, 2024. The hypothetical example provided appears to waive expenses for each period presented. Please review the amounts provided in the hypothetical example and explain in correspondence how these amounts were calculated. If no revisions are deemed necessary, please explain why in correspondence.

[4]	See Burks v. Lasker, 441 U.S. 471 (1979).

July 28, 2023 Page 10

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment to remove the effect of the waiver for the 3-year, 5-year, and 10-year periods. Please see page 39 of the Amended Registration Statement.

19.

Disclosures in the Summary of Fees and Expenses table discuss the incentive fees, how they work at the BDC level, and how such fees effect the Company. Please include a hypothetical example that illustrates the capital gains part of the incentive fee that the Company would incur.

Response: The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment. Please see pages 39-41 of the Amended Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Michael C. Forman, KKR FS Income Trust Select

Stephen S. Sypherd, KKR FS Income Trust Select

Jay Williamson, Securities and Exchange Commission

Mindy Rotter, Securities and Exchange Commission

Eric S. Siegel, Dechert LLP

William J. Bielefeld, Dechert LLP

Clay Douglas, Dechert LLP